EXHIBIT 4.4


					September 4, 1998


Commerce Bank, N.A.
Commercial Loans
1000 Walnut Street
P.O. Box 419248
Kansas City, MO  64141-6249

Gentlemen and Ladies:

	LabOne, Inc. ("Subsidiary") is a subsidiary of Lab Holdings, Inc. ("Parent"). Parent understands that Commerce Bank, N.A.
("Commerce") is prepared to make available for Subsidiary a credit facility consisting of the issuance and delivery of an irrevocable direct pay letter of credit of Commerce, in the approximate amount of $20,380,000.00, on the condition that Parent makes the warranties, representations and agreements set forth in this letter.

	In consideration of Commerce extending the credit facility to Subsidiary, Parent warrants, represents and agrees with Commerce as follows:

1. Parent is a corporation incorporated, and in good standing, under the laws of the State of Missouri, and is in good standing and qualified to do business in the state of Kansas.

2. Subsidiary is a corporation incorporated, and in good standing, under the laws of the State of Delaware, and is in good standing and qualified to do business in the state of Kansas.

3. Parent is the owner of approximately 81.5% of the issued and outstanding common stock of Subsidiary.

4. So long as the credit facility remains outstanding:

a) Parent shall use its best efforts to cause Subsidiary to meet all of its obligations to Commerce under the documents relating to the credit facility as they become due and payable, it being understood that Parent may (but shall not be required to) contribute or advance funds to Subsidiary or Commerce in order to enable Subsidiary to meet such obligations; and

b) Parent acknowledges that, except as otherwise provided in any of the documents relating to the credit facility, it shall constitute a default under the documents relating to the credit facility in the event
(i) Parent shall sell, assign or otherwise transfer the shares of common stock of Subsidiary to any person, firm or corporation or (ii) Parent shall encumber, pledge, hypothecate or grant a security interest in its ownership interests in Subsidiary if the result of the actions described in (i) or (ii) is that Parent will own less than 51% of the voting stock of Subsidiary; except, that these provisions shall not apply and an event of default shall not occur under this letter or under the documents and agreements relating to the credit facility in the event Parent or the acquiror provides Commerce with a clean, standby letter of credit which effectively guaranties the obligations of LabOne to Commerce under the documents relating to the credit facility, provided that such clean, standby letter of credit is issued by a United
States "National Association" depository institution having a Thompson's Bank Watch rating of B or better and a Moody's and Standard and Poor's rating of A2/A or better; and

c) Parent will provide to Commerce copies of (i) its quarterly financial statements (certified by the chief financial officer (s) of the Parent) within fifty (50) days after the end of each quarter, and (ii) its annual audited financial statement within 125 days after each fiscal year end.

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in that certain Commitment Letter dated May 21, 1998, between Subsidiary and Commerce.
						Sincerely,

						LAB HOLDINGS, INC.
						By: /s/ Steven K. Fitzwater

						Title: Exec. VP and COO


Accepted and agreed to this 9th day of September, 1998.


						COMMERCE BANK, N.A.

						By: Pam Hill

						Title: Vice President